UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                            -------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 13) *



             Meritage Hospitality Group Inc., a Michigan corporation
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                                (Name of issuer)


                          Common Shares, $.01 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   59000K 10 1
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                                 (CUSIP number)


                              Christopher B. Hewett
                                    President
                                CBH Capital Corp.
                                 17134 El Vuelo
                        Rancho Santa Fe, California 92067
                                 (858) 759-6858
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                               September 19, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 4 Pages

--------------------------------------------------------------------------------
CUSIP NO.  59000K 10 1            Schedule 13D                 Page 2 of 4 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CBH Capital Corp.
       65 - 0457574

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [x]
                                                                   (b)  [ ]

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   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO TIME 2(d) OR 2(e)                                                 [ ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Florida
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                -0-
                       ---------------------------------------------------------
   NUMBER OF SHARES        8    SHARED VOTING POWER
     BENEFICIALLY
     OWNED BY EACH              -0-
 REPORTING PERSON WITH ---------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                -0-
                       ---------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
       CERTAIN SHARES


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0 %
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  59000K 10 1               Schedule 13D            Page 3 of 4  Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Christopher B. Hewett
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [x]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO TIME 2(d) OR 2(e)                                                 [ ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                -0-
                       ---------------------------------------------------------
   NUMBER OF SHARES        8    SHARED VOTING POWER
     BENEFICIALLY
     OWNED BY EACH              -0-
 REPORTING PERSON WITH ---------------------------------------------------------

                           9    SOLE DISPOSITIVE POWER

                                -0-
                       ---------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-

--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN
       SHARES
                           o

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

This Schedule 13D as previously filed is amended in Items 2 and 5 by adding the material below.

Item 2.  Identify and Background.

          (b) The business address of CBH Capital Corp. and Christopher B. Hewett is 17134 El Vuelo, Rancho Santa Fe, California, 92067.

Item 5.  Interest in Securities of the Issuer.

          (a)  See pages 2 and 3, nos. 11 and 13.

          (b)  See pages 2 and 3, nos. 7-10.

          (c)  None. See 5(e) below.

          (d)  None.

          (e) On September 19, 2000, 1,392,858 issued and outstanding common shares registered to CBH Capital Corp. were returned to the Issuer's treasury. These shares, which were held as collateral in connection with a $9,750,000 non-interest bearing promissory note with the Issuer dated September 1995, were surrendered to the Issuer as payment in full under the note when it was realized that the note would otherwise be placed in default for nonpayment. CBH Capital Corp.'s percentage of beneficial ownership was reduced to 0 as a result of this event.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 19, 2000              CBH Capital Corp.



                                        By:  /s/Christopher B. Hewett
                                           ---------------------------------
                                                Christopher B. Hewett
                                                President


                                             /s/Christopher B. Hewett
                                        ------------------------------------
                                                Christopher B. Hewett
                                                Individually





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